UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. )*

Under the Securities Exchange Act of 1934

ROADZEN INC.

(Name of Issuer)

Class A Ordinary Shares, par value $0.0001 per share

(Titles of Class of Securities)

G7606H108

(CUSIP Number)

December 31, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G7606H108	Schedule 13G

1	NAME OF REPORTING PERSON Element Ventures LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,696,191
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 7,696,191
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,696,191
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. G7606H108	Schedule 13G

1	NAME OF REPORTING PERSON Element Ventures General Partner LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United Kingdom

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 7,696,191
	6	SHARED VOTING POWER - 0 -
	7	SOLE DISPOSITIVE POWER 7,696,191
	8	SHARED DISPOSITIVE POWER - 0 -

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,696,191
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.2%
12	TYPE OF REPORTING PERSON PN

CUSIP No. G7606H108	Schedule 13G

Item 1(a). Name of Issuer:

ROADZEN INC.

Item 1(b). Address of Issuer’s Principal Executive Offices:

111 Anza Blvd., Suite 109

Burlingame, California 94010

Item 2(a). Name of Person Filing:

This statement is filed on behalf (i) Element Ventures LP, a Private Fund Limited Partnership duly registered under the laws of England and Wales (“Element”), and (ii) Element Ventures General Partner LLP, a Limited Liability Partnership duly registered under the laws of England and Wales (“Element GP” and with Element, the “Reporting Persons”).

Element GP is the general partner of Element and may be deemed to have sole power to vote and sole power to dispose of the shares of the Issuer directly owned by Element.

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

First Floor, 80 Clerkenwell Road, London EC1M 5RJ

Item 2(c). Citizenship:

United Kingdom

Item 2(d). Titles of Classes of Securities:

Common Stock, $0.0001 par value per share

Item 2(e). CUSIP Number:

G7606H108

Item 3.

Not Applicable.

Item 4. Ownership

(a)	Amount beneficially owned:

7,696,191 shares.

(b)	Percent of class:

11.2%. Based on 68,440,829 shares of the Issuer’s Common Stock outstanding as of February 12, 2024, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2023, filed with the United States Securities and Exchange Commission on February 12, 2024.

CUSIP No. G7606H108	Schedule 13G

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

7,696,191 shares.

(ii)	Shared power to vote or to direct the vote:

0 shares.

(iii)	Sole power to dispose or to direct the disposition of:

7,696,191 shares.

(iv)	Shared power to dispose or to direct the disposition of:

0 shares.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

By signing below each Reporting Person certifies that, to the best of his or her knowledge and belief, the securities referred to above were not acquired and are held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. G7606H108	Schedule 13G

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 29, 2024

Entity:	Element Ventures LP

By:	/s/ Stephen Gibson
Stephen Gibson, Partner

Entity:	Element Ventures General Partner LLP

By:	/s/ Stephen Gibson
Stephen Gibson, Partner

CUSIP No. G7606H108	Schedule 13G

exhibit A

Agreement of Joint Filing

The undersigned hereby agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned, and any amendments thereto executed by the undersigned shall be filed on behalf of each of the undersigned without the necessity of filing any additional joint filing agreement. The undersigned acknowledge that each is responsible for the timely filing of such statement on Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness or accuracy of the information concerning the others of the undersigned, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate or incomplete. This Joint Filing Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

Date: April 29, 2024

Entity:	Element Ventures LP

By:	/s/ Stephen Gibson
Stephen Gibson, Partner

Entity:	Element Ventures General Partner LLP

By:	/s/ Stephen Gibson
Stephen Gibson, Partner